June 16, 2006

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Carlisle Companies Incorporated
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 1-9278

Dear Mr. Decker:

This letter is submitted by Carlisle Companies Incorporated (“Carlisle” or the “Company”) in response to comments of the staff of the Division of Corporate Finance of the Securities and Exchange Commission as set forth in your letter dated May 18, 2006 relating to the Company’s (i) Form 10-K for the fiscal year-ended December 31, 2005, filed March 13, 2006 (the “2005 Form 10-K”), and (ii) Form 10-Q for the fiscal period ended March 31, 2006, filed May 5, 2006.

For your convenience, the text of your letter has been reproduced below in bold type with the response to each numbered comment set forth immediately below the comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

1.              Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, where appropriate.

We believe the following responses appropriately address the staff’s comments and Carlisle will reflect these revisions in all future filings, as appropriate

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2005 Compared to 2004

Consolidated Results of Continuing Operations, page 20

2.              You indicate that your gross margin was impacted by increased selling prices offset by higher raw material costs, lower production resulting in increased unabsorbed overhead, certain production inefficiencies and increased freight and utility costs. Please discuss these business reasons for the changes between periods in your total gross profit in greater detail. Where there is more than one business reason for any change discussed in MD&A, please attempt to quantify the incremental impact of each individual business reason discussed. Please show us what your revised MD&A for 2005 compared to 2004 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

The Company is comprised of numerous separate and disparate businesses. These businesses operate in different markets and react uniquely to the  economic conditions affecting these markets. Company  management uses different and varied operational metrics to measure business performance and identify significant economic trends and changes. The use of these varied metrics results in the aggregation of data developed under diverse analysis.

The Consolidated Results of Continuing Operations presented in Management’s Discussion and Analysis (“MD&A”) in the 2005 Form 10-K is intended as an overview of the Company’s consolidated  operating results for the fiscal year ended December 31, 2005 compared to 2004. The discussion of gross margin therein is intended to provide the reader with a macro economic overview of significant trends affecting the Company’s businesses in the aggregate. As noted above, management utilizes various measures and metrics, whose formulation differs by each unique business unit, to support significant trend disclosure that, in management’s judgment, affect the Company’s consolidated results of continuing operations.

We note that a discussion of business reasons for the changes between the periods  in operating results is contained within the Operating Segments section of the MD&A. In future filings, Carlisle will include a cross- reference in the Consolidated Results of Continuing Operations disclosure to the Operating Segments section of the MD&A. The Operating Segments discussion quantifies all events, transactions, business reasons and economic changes that are considered material and meaningful by Carlisle management. We believe that the information contained in the Company’s MD&A allows a reader to understand the contributing factors and all material items affecting the operating results and complies with the requirements outlined in Item 303(a)(3) of Regulation S-K and the Financial Reporting Codification 501.04. In future filings, if several factors have combined to affect an income statement line item similar to the gross margin disclosure in the 2005 Form 10-K, the Company will reference only the item or items of the greatest magnitude. Carlisle will also comment on its expectations for the continuance of the trends that resulted in the year-over-year variances on a consolidated basis.

3.              You indicate that the majority of the increase in selling and administrative expenses was attributable to variable expenses associated with increased sales. Please disclose whether or not you expect this trend to continue. Please also disclose and discuss in greater detail the types of selling and administrative expenses that are variable and increase proportional to sales.

The increase in selling and administrative expenses from 2004 to 2005 was largely attributable to increases in the sales commission expense, which is closely tied to the increase in sales. Such sales commission expense is based on sales volume, and typically increases or decreases with the level of sales. In future filings, we will specify that variable expenses refer primarily to sales commission expenses. In addition, we will disclose as a continuing trend for periods in which sales are increasing that the majority of the increase in selling and administrative expenses is attributable to sales commission expenses.

Financial Statements

Note 1- Summary of Significant Accounting Policies

Inventories, page 48

4.              You should use one inventory method for similar types of inventories. A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use both methods for any similar types of inventory. If so, please also disclose your basis for doing this. In a portion of these instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and the FIFO method may be used in countries that do not permit the use of the LIFO method. If this is the case for some of your inventory, please also disclose the foreign countries with similar inventory categories that you use the FIFO method in.

Carlisle is a diversified manufacturing entity comprised of multiple domestic and foreign companies that operate as distinct businesses manufacturing different products. Within the United States, inventory is accounted for under either the FIFO or LIFO inventory method. Similar types of inventory are accounted for using the same inventory valuation method within each unique operating business. The following schedule lists the inventory method used by each operating business within the United States:

Segment	Inventory Method	Operating Business
Construction Materials	LIFO	Roof Membrane Manufacturing

	FIFO	Roof Insulation Manufacturing Roof Waterproofing Material Manufacturing

Segment	Inventory Method	Operating Business
Industrial Products	LIFO	Pneumatic Tire Manufacturing

	FIFO	Transmission Belt Manufacturing Auto Wheel Manufacturing Semi-pneumatic Tire Manufacturing Tire Distribution (Includes tires purchased for resale)

Diversified Components	LIFO	Brake Systems & Components Manufacturing Food Service — Commercial and Institutional Products Food Service - Textiles Specialty Trailer Manufacturing High Performance Cable Manufacturing

FIFO

RF/Microwave Connector Manufacturing
High Performance Cable Assemblies Manufacturing
Food Service- Sanitary Product Manufacturing
Food Service — Home Products
Refrigerated Truck Body Manufacturing
Molded Thermoset Parts Manufacturing

Foreign subsidiaries generally utilize the inventory method used by similar Carlisle businesses within the United States except in the case where the foreign subsidiary’s respective country does not allow the LIFO inventory method used within the United States. For example, the Brake Systems & Components Manufacturing business uses the LIFO method within the United States while its Canadian subsidiaries use the FIFO method because Canada does not allow the LIFO method. When the foreign subsidiary qualifies as a unique business without a corresponding business within the United States, the FIFO inventory method is generally used. At December 31, 2005, over 99% of the inventory at foreign subsidiaries is accounted for under the FIFO inventory method.

Inventory for the foreign subsidiaries at December 31, 2005 equaled less than 10% of the total Carlisle inventory and less than 5 % of total Carlisle inventory when excluding Canadian inventory required to be reported on the FIFO method. At December 31, 2005, inventory for foreign operations (including Canadian inventory) equaled less than 3% of total Carlisle assets and inventory for foreign operations (excluding Canadian inventory) equaled less than 2% of total Carlisle assets.

We propose the following or similar disclosure in our Form 10-Q filing for the quarter ending June 30, 2006:

Carlisle is a diversified manufacturing entity comprised of multiple domestic and foreign companies that operate as distinct businesses manufacturing different products. Within the United States, similar types of inventory are accounted for using the same inventory valuation method within each unique operating business. A different inventory valuation method may be used at certain foreign subsidiaries where the respective country does not allow the inventory valuation method used within the United States.

We propose the addition of the following or similar disclosure in our Form 10-K filing for the year ending December 31, 2006:

The breakdown of FIFO versus LIFO Inventory at December 31, 2005 and 2004 by reportable segment is as follows:

	Construction	Industrial	Diversified
2005
FIFO	35.1%	59.6%	24.3%
LIFO	64.9%	40.4%	75.7%

2004
FIFO	36.0%	61.2%	23.0%
LIFO	64.0%	38.8%	77.0%

Note 14 — Income Taxes, page 67

5.              Please separately disclose the amounts and expiration dates of operating loss carryforwards, foreign tax credits and alternative minimum tax credit carryforwards. Please refer to paragraph 48 of SFAS 109.

At December 31, 2005, Carlisle did not have any foreign tax credit or alternative minimum tax carryforwards and will so indicate in future filings. The tax impact of total foreign operating loss carryforwards of $4.4 million disclosed in the table of deferred tax assets and liabilities in Note 14 within the 2005 Form 10-K may be carried forward indefinitely. Carlisle also disclosed in the 2005 Form 10-K that, “At December 31, 2005, it was determined that certain carryforward tax attributes may not be fully realized. Accordingly a valuation allowance was provided to reduce the related deferred tax assets.”  The tax impact of the valuation allowance for foreign operating loss carryforwards at December 31, 2005 was $2.8 million and is disclosed in the table of deferred tax assets and liabilities in Note 14 of the 2005 Form 10-K. Management did not consider the remaining tax impact of $1.6 million of foreign operating loss carryforwards material for further disclosure. In future filings, Carlisle will disclose the amounts and expiration dates of its foreign operating loss carryforwards or, if applicable, that certain foreign operating loss carryforwards may be carried forward indefinitely.

Note 20 — Segment Information, page 74

6.              You reorganized your previously reported five operating segments into three operating segments. It appears that you have aggregated your former transportation products, specialty products and general industry (all other) segments into the Diversified Components segment while your automotive products segment has been discontinued. We realize that we asked you about this subject about two years ago; however, you have made certain acquisitions in the subsequent period which may have impacted your segment analysis. Please tell us how you determined that each of the operating segments in the Diversified Components segment have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. Please also provide us with your aggregation analysis for the operating segments in the Industrial Components segment as well. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for at least each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Including graphs in your supplemental response would also be helpful for trend analysis of operating segments aggregated in each reportable segment. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 to 20 of SFAS 131 and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

As disclosed in the press release dated November 7, 2005, Carlisle announced a change in segment management associated with the realignment of its operating businesses into three separate operating groups. With this change in segment management, Carlisle reassessed its reportable segments by first identifying operating segments as defined by paragraphs 10-16 of SFAS 131.

After the realignment of operating businesses, Carlisle’s management structure is comprised of three Group Presidents (John Altmeyer, Barry Littrell and Mike Popielec), who report directly to Rick McKinnish, Carlisle President and CEO. Each Group President is held accountable for the operating performance of the businesses that comprise his respective operating group. The Group President is responsible for reviewing monthly operating results and has the authority to approve capital expenditures, operating budgets, forecasts and operating plans for the businesses included in the managed group. On a monthly basis, each Group President submits financial and operating performance data to Mr. McKinnish for review, and Mr. McKinnish discusses the performance of the operating group with each Group President. Mr. McKinnish holds strategic planning reviews with each Group President throughout the year. Group Presidents also periodically present operating results, forecasts and strategic plans for their operating group to the Carlisle Board of Directors.

Paragraph 14 of SFAS 131, defines a segment manager as an individual that “is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts or plans for the segment.”  Mr. McKinnish is the chief operating decision maker for Carlisle and the Group Presidents serve as segment managers. Carlisle identified its operating segments by segment manager (Group President) pursuant to paragraph 14 of SFAS 131, and accordingly this resulted in the following reporting segments:

Reporting Segments	Group President (Segment Manager)	Business
Construction Materials	John Altmeyer	Carlisle SynTec Equity investment in Icopal (25% owned joint venture)
Industrial Components	Barry Littrell	Carlisle Tire & Wheel Carlisle Power Transmission
Diversified Components	Mike Popielec	Carlisle Motion Control Carlisle Industrial Brake and Friction Trail King Tensolite Carlisle FoodService Johnson Truck Bodies

The reportable segments were based on paragraphs 10-16 of SFAS 131 and not paragraph 17 of SFAS 131.

Please do not hesitate to contact Carol Lowe at 704-501-1106 or Steven Ford at 315-477-9108 if you have any questions concerning our response.

Sincerely,

/s/ Carol P. Lowe	/s/ Steven J. Ford

Carol P. Lowe	Steven J. Ford
Vice President and	Vice President, Secretary
Chief Financial Officer	and General Counsel